EXHIBIT 12.2
Corporate Office Properties, L.P.
Ratio of Earnings to Fixed Charges
(Dollars in thousands)

Six Months Ended
Earnings:	June 30, 2015
Income from continuing operations before equity in income of unconsolidated entities and income taxes	$27,897
Gain on sales of real estate, excluding discontinued operations	3,985
Fixed charges (from below)	46,981
Amortization of capitalized interest	1,274
Distributed income of equity investees	353
Subtract:
Capitalized interest (from below)	(4,082)
Preferred distributions of other consolidated entities	(8)
Total earnings	$76,400

Fixed charges:
Interest expense on continuing operations	$42,606
Capitalized interest (internal and external)	4,082
Amortization of debt issuance costs-capitalized	8
Interest included in rental expense	277
Preferred distributions of other consolidated entities	8
Total fixed charges	$46,981

Ratio of earnings to fixed charges	1.63